VIA FACSIMILE AND U.S. MAIL

                                                     May 25, 2005

Charles A. Hasper
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

	RE:	Form 10-K for the fiscal year ended December 31, 2004
      Form 10-Q for the period ended March 31, 2005
      File No. 1-11376

Dear Mr. Hasper:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 23

2. In circumstances where more than one factor contributed to a fluctuation being discussed, you should quantify the incremental impact of each individual factor if practicable. Please refer to
Item 303(a) (3) of Regulation S-K and Financial Reporting
Codification 501.04.

Contractual Obligations and Commercial Commitments, page 30

3. Please consider revising your table of contractual cash obligations to include the following:

* Estimated interest payments on your debt; and
* Estimated payments under your foreign exchange contracts.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
At a
minimum interest payments should be disclosed in a note to the table.
Please refer to note 46 of SEC Release 33-8350.

Financial Statements

Consolidated Balance Sheets, page F-7

4. Please provide us with additional information to help us understand the appropriateness of your classification of restricted cash as a current asset. Please refer to paragraph 6(a) of Chapter
3A of ARB 43.

Consolidated Statements of Earnings, page F-9

5. Where service revenues exceed 10% of consolidated revenues please separately disclose service revenues and the related cost of goods sold. Refer to Rule 5-03(b) of Regulation S-X. Please provide us with a breakdown of product and service revenues for the periods presented.

Consolidated Statements of Stockholders` Equity, page F-10

6. Please disclose the accumulated balances for each classification of accumulated other comprehensive income (loss) on the face of the balance sheet or in a footnote to the financial statements as required by paragraph 26 of SFAS 130.


Statement of Cash Flows, page F-11

7. Please tell us how you determined that changes in restricted cash and restricted deposits are financing activities pursuant to paragraph 18 of SFAS 95. Please tell us why you did not consider it appropriate to include these changes in restricted cash and restricted deposits in operating activities based on your classification of restricted cash as current assets.

Note A - Summary of Significant Accounting Policies, page F-12

8. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

* In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

* In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and administrative.

Restatement, page F-12

9. Please provide us with additional information to help us understand the specific factors leading to inadequate controls over financial reporting to properly identify the lack of documentation, when these deficiencies arose, and the steps you have taken to ensure that such deficiencies do not recur in the future.

Inventories, page F-14

10. You indicate that inventory reserve is a critical accounting policy; however you do not address inventory reserve in your summary of significant accounting policies. Please expand your accounting policy note for inventory to include a discussion of your inventory reserve policy.





Revenues and Cost Recognition, page F-15

11. Please tell us more regarding the determination of the provision for anticipated service costs related to traditional fire and security systems. Your disclosures should clarify whether or not the various elements of fire and security systems are separable into units of accounting. Refer to paragraphs 8-10 of EITF 00-21.

Warranties, page F-16

12. Please disclose the information required by paragraph 14 of FIN
45 regarding your product warranties.

Note B - Acquisition, page F-19

13. Please provide us with additional information to help us understand the basis for your conclusion that the customer list you acquired in your purchase of Control Monitor Systems has an indefinite life.

Note H - Goodwill, page F-23

14. Please provide us with additional information to help us understand your evaluation of goodwill for the environmental safety segment, and the software training and simulation segment in light of their recent pretax losses.

Note N - Contingencies and Commitments, page F-25

15. It appears that there has not been any change in the suit alleging a breach of a non-compete clause filed against one of the VSK subsidiaries in the Belgian courts. Please revise your disclosure to include an update of the status of this lawsuit and disclose whether there it is reasonably possible that you may not be successful in your defense of this law suit.

Note U - Geographic Areas and Industry Segments, page F-32

16. Please disclose and quantify in the footnote the components of segment profit (loss) from before taxes for the Corporate and Other line item for all periods presented. Please discuss in greater detail and quantify the changes in this line item in your MD&A.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Charles A. Hasper
May 25, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE